               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                    (Amendment No. 4)<F1>

                      Algiers Bancorp, Inc.
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           015600109
                         (CUSIP Number)

                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         November 24, 1997
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box / /.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 10 Pages

CUSIP No. 015600109
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                             60,200*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                             60,200*<F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  60,200*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           9.79%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
*    See Items 5(a) and 5(b) of this Statement.






                       Page 2 of 10 Pages

CUSIP No. 015600109
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                             60,200*<F3>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                             60,200*<F3>
________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  60,200*<F3>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           9.79%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F3>
*    See Items 5(a) and 5(b) of this Statement.






                       Page 3 of 10 Pages

          The Statement on Schedule 13D (this "Statement") of Jerome H. Davis with respect to the Common Stock, par value $.01 per share ("Common Stock") of Algiers Bancorp, Inc., a Louisiana corporation (the "Company"), is hereby amended as set forth below.

Item 4.   PURPOSE OF TRANSACTION.

          Item 4 of the Statement is hereby supplemented by the addition of the following information:

          "As disclosed in Mr. Davis' prior amendments to the Statement, he has periodically engaged in communications with the Company's Board of Directors, including providing suggestions on ways to improve the Company's performance and enhance shareholder value. Recently, Mr. Davis contacted the Company by telephone to convey his long held belief that it should declare a special dividend. Mr. Davis also inquired whether its investment advisor, Trident Securities, Inc. ("Trident"), has made the same recommendation to the Company, as it has similarly counseled other companies.

          As a result of the Company's failure to provide any meaningful response to Mr. Davis' recommendations and inquiries, Mr. Davis wrote to the Company's Board of Directors on November 24, 1997 to openly communicate his strongly held belief that it should pay a large special dividend and seek a potential acquiror in order to provide the enhancement in shareholder value that its members have consistently failed to achieve. A copy of Mr. Davis' letter dated November 24, 1997 to the Company's Board of Directors is attached hereto as Exhibit No. 4.

          In his letter, Mr. Davis states that he believes that Trident has likely advised the Company to pay a special dividend to its shareholders. Such advise would be consistent the views of R. Lee Burrows, Jr., a managing director of Trident, as expressed in the recent issue of Bank Director. As discussed therein, Mr. Burrows believes that offering special dividends to help lower capital-to-assets ratio is a component of a capital management strategy which most thrifts should follow after going public. When Mr. Davis inquired if the Company had in fact received such advise from Trident, he failed to receive an answer. Mr. Davis believes that the Company's shareholders deserve to know if such a recommendation has been made to the Company by Trident. It has a duty to respond to its shareholders.

          As support for his recommendations, Mr. Davis states that the Company has the least stock appreciation in the savings and loan industry over the past 16 months of which he is aware. To his knowledge, it also continues to have the poorest results.


                       Page 4 of 10 Pages

          As reflected in the Company's Form 10QSB for the September, 1997 quarter, its recent results show:

          -a loss;
          -lower deposits;
          -lower assets;
          -a decrease in the average interest rate spread;
          -G&A to assets ratio at 3.26%, a record high;
          -efficiency ratio at record worst of 91%; and -higher NPA's

          According to Mr. Davis such income statement and balance sheet information is the worst he has seen since the thrift failures in the late 1980's. With 9.73% ownership in the Company, representing over $800,000 in market value, Mr. Davis states that he will not sit while the Company's Board of Directors further destroys its remaining value. In this regard he strongly urges the Board's members to pay a special dividend of $4.00 - $6.00 per share of the Company's excess capital, and then sell it.

          Although Mr. Davis has made these recommendations before, the Company's Board of Directors has still failed to enhance shareholder value. In fact, the price of the Common Stock has decreased over the last 9 months, from $14.25 per share on 2/28/97 to a closing price of $13.75 on 11/19/97. During this same period the prices of thrifts stocks have soared.

          In his letter, Mr. Davis also discusses the fact that the Company's deposits have declined for each of the last 5 quarters. At September, 1996 the Company had deposits totalling $37.4 million and at September, 1997 its deposits had decreased to $35.5 million. Mr. Davis believes that an acquiror would pay a 4% premium for the Company's deposits. Based on 615,000 shares outstanding, this would add $2.31 in value per share to the Common Stock. This results in $17.65 per share, when added to the Common Stock's present book value per share of $15.34.

          According to Mr. Davis, the financial results achieved by the Company's Board of Directors will not bring about $17.65 value per share for shareholders. Therefore, selling the Company is the only way to achieve such value.

          In apparent response to Mr. Davis' recommendations of ways to enhance shareholder value, representatives of the Company counseled him to sell his shares of Common Stock. However, as Mr. Davis advised the Company, a repairman can not remedy a terrible repair job by suggesting that the owner sell his house. Mr. Davis likes the potential for the Company's house; he just has problems with the current repairmen. Despite its suggestion, the Company refused to purchase Mr. Davis' interest in the Company for $15.00 a share, when offered. This is over $2.50 per share cheaper than the Common Stock would be worth to an acquiror.
                      Page 5 of 10 Pages

          Not only has the Company's Board of Directors failed to improve its consistently poor financial condition, its members have refused to do anything which offers any encouragement for its future. In this regard, Mr. Davis strongly advises the Company to take the appropriate action and contact potential acquirors to invite their bids.

           Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          A.   Paragraphs (a) through (b) of Item 5 of the
Statement are amended and restated in their entirety to read as follows:

          "(a) The aggregate number of shares of Common Stock beneficially owned by Mr. and Mrs. Davis for the purpose of this Statement is 60,200, representing 9.79 percent of the outstanding shares of Common Stock, based on 614,624 shares of Common Stock disclosed by the Company as outstanding as of November 25, 1997. All shares of Common Stock are jointly held in the name of Mr. and Mrs. Davis.

          (b) Subject to the matters referred to in paragraph (a) hereof, Mr. and Mrs. Davis have shared power to vote or direct the vote and shared power to dispose of or direct the disposition of the 60,200 shares of Common Stock jointly owned by them."

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          Item 7 of the Statement is hereby further supplemented by the addition of the following:

          "4. Letter dated November 24, 1997 from Jerome H. Davis to the Board of Directors of Algiers Bancorp, Inc."









                       Page 6 of 10 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    11/25/97        Jerome H. Davis
                     Date           (Signature)

                    11/25/97        Susan B. Davis
                     Date           (Signature)






































                        Page 7 of 10 Pages